

Matthew Wong (b.1984-2019)

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After reviewing 25 other examples, Masterworks privately acquired our first painting by Matthew Wong at an attractive price - offering it to Masterworks investors for approximately 9% less than our internal, pre-sourcing valuation.

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Initial Offering Price

$722,000

Offering Circular

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Similar Sales | Record Price | Repeat Sales



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Price Appreciation of Similar Works

73.2%

Sharpe Ratio (1995-2021)	watch video
Matthew Wong	Not enough data
All Art	0.55
S&P 500	0.56

SOLD OUT

WHY WE LIKE THIS PAINTING

- Since Matthew Wong sadly passed away in 2019 at the young age of 35, the artist's market has seen considerable market growth and has been the subject of numerous institutional shows.
- As of January 18, 2023, all of the artist's top 10 auction records have been set since October 2020 and have been dominated by his landscapes and interior scenes.
- In October 2022, the Dallas Museum of Art – opened "The Realm of Appearances," the first retrospective and U.S. museum exhibition devoted to Wong's work. Featuring approximately fifty paintings, the exhibition charts the artist's short career and will run through February 2023.
- Our acquisitions team has reviewed almost 25 examples of work by Wong from around the world, some of which are priced in excess of $1 million. Of these 25 works, this is the first one we have selected to be offered on the Masterworks platform.
- Executed in 2016, the Painting depicts a colorful and abstracted sun, painted with thick impasto brushstrokes that radiate outward from a yolk-like center and fill the compositional space, creating a pulsating movement and energy.
- The radiating and distinctive staccato-like brushstrokes of the sun's rays recall the animated stippling that typified Vincent Van Gogh's landscapes, while also possibly referencing Albrecht Dürer's depictions of the sun, visible in several of his well-known etchings.
- As of January 18, 2023, examples similar in scale and execution to the Painting have sold in excess of $800,000 at auction. Recent examples include: *Arcadia* (2017), which sold for $805,417 in March 2022, *Nature's Church* (2017), which sold for $1,180,459 in November 2021, and *The Recluse* (2017), which sold for $708,540 in April 2021.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales
$45,866,930

2021 Number of Lots Sold
32

MATTHEW WONG

b. 1984 – d. 2019, CANADA



$722,000

INITIAL OFFERING

73.2%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

Acrylic on canvas | 24 × 20 in. (61 × 51 cm.)

Matthew Wong was a self-taught artist remembered for his vibrant landscapes and interior scenes, painted in a style reminiscent of Post-Impressionist artists like Vincent Van Gogh and Édouard Vuillard.

The Painting is a characteristic example of Matthew Wong's vibrant and expressive style, which plays on a rich tradition of art historical precedents. Executed in 2016, the Painting depicts a colorful and abstracted sun, painted with thick impasto brushstrokes that radiate outward from a yolk-like center and fill the compositional space, creating a pulsating movement and energy. The radiating and distinctive staccato-like brushstrokes of the sun's rays recall the animated stippling that typified Vincent Van Gogh's landscapes, while also possibly referencing Albrecht Dürer's depictions of the sun, visible in several of his well-known etchings. Wong's richly textured paint application evident in the Painting has been described by poet and art critic John Yau as a "myriad of lines, dots, daubs, and short, lush brushstrokes [that] are distinct...it is impossible to detect any irony or boredom within the marks. The changing of their size, direction, and color underscores Wong's active engagement with painting." As of January 18, 2023, examples similar in scale and execution to the Painting have sold in excess of $800,000 at auction, including: *Arcadia* (2017), which sold for £604,800 ($805,417) at Christie's, London, on March 1, 2022, *Nature's Church* (2017), which sold for HKD 9,204,000 ($1,180,459) at Phillips, Hong Kong, on November 30, 2021, and *The Recluse* (2017), which sold for HKD 5,499,000 ($708,540) at Sotheby's, Hong Kong, on April 20, 2021. The Painting's execution, subject, and scale make it a commercial and desirable work by Matthew Wong.

In the wake of Matthew Wong's death in 2019, market interest for his work has steadily increased. As of January 18, 2023, all of his top ten auction records have been set since October 2020 and are dominated by his vibrant, expressive landscapes and

AS OF JANUARY 18, 2023, WONG'S TOP THREE AUCTION RECORDS ARE LED BY: *THE NIGHT WATCHER* (2018), WHICH SOLD FOR $5,897,150 ON MAY 19, 2022 AT SOTHEBY'S, NEW YORK, *GREEN ROOM* (2017), WHICH SOLD FOR $5,340,000 ON MAY 10, 2022 AT CHRISTIE'S, NEW YORK, AND *NIGHT CROSSING* (2018), WHICH SOLD FOR $4,860,000 AT SOTHEBY'S, NEW YORK, ON NOVEMBER 18, 2021.

interior scenes. In June 2020, *The Realm of Appearances* (2018), the namesake of his first aforementioned retrospective exhibition, sold at auction for $1.8 million, more than 20 times its low estimate, while *Shangri-La* (2017), a large-scale landscape painting sold for $4.47 million four months later, eclipsing its low estimate of $500,000. Thirteen buyers from around the globe registered to bid on the work. In addition to the Dallas Museum of Art, Matthew Wong's work is included in other notable public collections, including the Estée Lauder Collection, New York, the Metropolitan Museum of Art, New York, the Museum of Modern Art, New York, the Guggenheim Museum, New York, and the Art Gallery of Ontario in Canada, among others. As of January 18, 2023, Wong's top three auction records are led by: *The Night Watcher* (2018), which sold for $5,897,150 on May 19, 2022 at Sotheby's, New York, *Green Room* (2017), which sold for $5,340,000 on May 10, 2022 at Christie's, New York, and *Night Crossing* (2018), which sold for $4,860,000 at Sotheby's, New York, on November 18, 2021.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$4M
$3M
$2M
$1M
2020
2021
2022

Matthew Wong (b. 1984, Toronto, Canada – d. 2019, Edmonton, Canada) was a self-taught artist remembered for his vibrant landscapes and interior scenes, painted in a style reminiscent of Post-Impressionist artists like Vincent Van Gogh and Édouard Vuillard. He earned a Bachelor's of Art in cultural anthropology in 2007 from the University of Michigan, and a Masters of Fine Art in photography from the School of Creative Media at the City University of Hong Kong in 2013. After completing his Masters, the artist's focus shifted to drawing, and then to painting landscapes by late 2014. In 2015, Wong, who conducted many of his relationships on social media, began to receive widespread attention for his work online and had his first solo exhibition at the Hong Kong Visual Arts Center. A year later, curator Matthew Higgs included Wong's work in "Outside," an exhibition for Karma Gallery at their outpost in Amagansett, N.Y. In 2018, Karma mounted the artist's first solo exhibition in New York, which again was received positively by critics and collectors. In October 2019, Wong died by suicide at his home in Edmonton, Alberta at the age of thirty-five. The following month, a posthumous second solo show titled "Blue" opened at Karma. In the wake of his death, Matthew Wong has been the subject of several notable institutional shows, including a survey exhibition at the Art Gallery of Ontario, which opened in August 2021. In October 2022, the Dallas Museum of Art – the only museum that collected Wong's work during his lifetime, opened "The Realm of Appearances," the first retrospective and U.S. museum exhibition devoted to Wong's work.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Matthew Wong with the following criteria: single panel canvas paintings that measure 40 inches by 40 inches and smaller, and excluding depictions of interior scenes. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 73.2% CAGR implied from selected sales occurring from July 8, 2020 to May 20, 2022.